                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)

                           DALEEN TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 2333427N 10-4
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  JAMES DALEEN
                            CHIEF EXECUTIVE OFFICER
                           DALEEN TECHNOLOGIES, INC.
                              902 CLINT MOORE ROAD
                           BOCA RATON, FLORIDA 33487
                                 (561)999-8000
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                December 4, 2000
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                              (Page 1 of 10 Pages)



---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 416621D 10                   13D      PAGE    2     OF    10   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                  JAMES DALEEN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                  00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES CITIZEN
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    352,441(1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     901,945(2)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   352,441(1)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               901,945(2)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,256,100(1)(2)(3)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.7%(4)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                  IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 352,441 shares that are purchasable by Mr. Daleen upon exercise of options granted to Mr. Daleen in connection with his employment. Those options are exercisable immediately as follows:
         31,314 shares on 12/18/00, 31,250 on 12/30/00, 30,769 on 12/31/00,
         2,499 on 4/24/01, 15,625 on 10/20/01, 31,134 on 12/18/01, 31,250 on
         12/30/01, 30,770 on

CUSIP NO. 416621D 10                   13D      PAGE    3     OF    10   PAGES
         ---------------------                       --------    --------

         12/31/01, 2,499 on 4/24/02, 15,625 on 10/20/02, 31,134 on 12/18/02,
         31,250 on 12/30/02, 2,501 on 4/24/03, 15,625 on 10/20/03, 31,250 on
         12/30/03, 2,501 on 4/24/04 and 15,625 on 10/20/04. Before the exercise of those options, Mr. Daleen is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the options. Mr. Daleen expressly disclaims beneficial ownership of any of the shares of common stock of Issuer that are purchasable by him upon exercise of his options until such time as Mr. Daleen purchases any such shares or the options become exercisable within 60 days as described in Rule 13d-3(d)
         (1).

(2) Includes 901,945 shares owned by J.D. Investment Company Limited Partnership ("J.D. Ltd."), a Nevada limited partnership. James Daleen is the director, officer and sole shareholder of J.D. Management, Inc., the managing general partner of the J.D. Ltd. Mr. Daleen disclaims beneficial ownership of the 901,945 shares held by J.D. Ltd.

(3) Includes 1,804 shares owned by Mr. Daleen's spouse. Mr. Daleen disclaims beneficial ownership of the 1,804 shares held by his spouse.

(4) The percentage ownership is based upon 21,775,843 shares of Common Stock outstanding as of November 7, 2000 as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and also includes 352,441 shares subject to stock options held by Mr. Daleen.

(5) The percentage ownership is based upon 21,775,843 shares of Common Stock outstanding as of November 7, 2000 as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

CUSIP NO. 416621D 10                   13D      PAGE    4     OF    10   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  J.D. MANAGEMENT, INC.("J.D.")
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                  NEVADA - USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     901,945
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               901,945
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  901,945
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4%(5)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 416621D 10                   13D      PAGE    5     OF    10   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  J.D. INVESTMENT COMPANY LIMITED PARTNERSHIP ("J.D. LTD.")
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                  NEVADA - USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     901,945
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               901,945
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  901,945
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4%(5)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 416621D 10                   13D      PAGE    6     OF    10   PAGES
         ---------------------                       --------    --------

ITEM 1. SECURITY AND ISSUER. This Schedule relates to the Common Stock (the "Common Stock") of Daleen Technologies, a Florida corporation (the "Issuer") whose principal executive offices are located at 902 Clint Moore Rd., Boca Raton, Florida 33487.

ITEM 2.  IDENTITY AND BACKGROUND.

         Information with respect to James Daleen:

         ITEM 2(a) This Schedule is being filed by James Daleen, J.D., and J.D. Ltd. (sometimes referred to collectively as the "Reporting Persons")

         ITEM 2(b)         The address of James Daleen is as follows:

                           902 Clint Moore Rd., Boca Raton, Florida  33487

         ITEM 2(c) The principal occupation or employment of Mr. Daleen is as Chairman of the Board and Chief Executive Officer of the Issuer.

         ITEM 2(d) During the last five years Mr. Daleen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         ITEM 2(e) During the last five years Mr. Daleen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such.

         ITEM 2(f)         Citizenship: United States

         Information with respect to J.D. Management, Inc.:

         ITEM 2(a) This Schedule is being filed by James Daleen, J.D., and J.D. Ltd.

         ITEM 2(b)         The address of J.D. is as follows:

                           4535 W. Sahara Ave., Suite 100A, Las Vegas, Nevada 89102

         ITEM 2(c)         Principal business of J.D.: Investor

         ITEM 2(d) During the last five years J.D. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         ITEM 2(e) During the last five years J.D. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such.

         ITEM 2(f)         Nevada - UGA Corporation

         Information with respect to J.D. Investment Company Limited
         Partnership:

CUSIP NO. 416621D 10                   13D      PAGE    7     OF    10   PAGES
         ---------------------                       --------    --------

         ITEM 2(a) This Schedule is being filed by James Daleen, J.D., and J.D. Ltd.

         ITEM 2(b)         The address of J.D. Ltd. Is as follows:

                           4535 W. Sahara Ave., Suite 100A, Las Vegas, Nevada 89102

         ITEM 2(c)         Principal business of J.D. Ltd.: Investor

         ITEM 2(d) During the last five years J.D. Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         ITEM 2(e) During the last five years J.D. Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities finding any violation with respect to such.

         ITEM 2(f)         Nevada - USA Limited Partnership

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The exercise price for the 49,682 shares of Common Stock purchased by Mr. Daleen and transferred to J.D. Ltd. on 4/17/00 was paid for by Mr. Daleen out of personal funds.

         The exercise price for the 7,631 shares of Common Stock purchased by Mrs. Judith Daleen, the wife of Mr. Daleen, and transferred to J.D. Ltd. on 4/17/00 was paid for by Mrs. Daleen out of personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         J.D. Ltd. Sold 50,000 shares of Common Stock in open market trades pursuant to Rule 144 and a plan adopted under Rule 10b5-1 (the "Rule 10b5-1 Plan") on 11/1/00 as to 10,000 shares at a price of $10.125 per share, on 11/6/00 as to 10,000 shares at a price of $10.50 per share, 11/16/00 as to 4,000 shares at a price of $7.75 per share, 11/17/00 as to 5,000 shares at a price of $7.5 per share, 11/21/00 as to 2,500 shares at a price of $6.625 per share, 11/22/00 as to 5,000 shares at a price of $5.75 per share, 11/24/00 as to 2,500 shares at a price of $5.50 per share and 11/28/00 as to 10,000 shares at a price of $5.00 per share. On December 4, 2000 J.D. Ltd. sold 750,000 shares of Common Stock to SAIC Venture Capital Corporation. Each of these sales was made in order to satisfy Mr. Daleen's personal obligations under a margin loan arrangement. Mr. Daleen has terminated the Rule 10b5-1 Plan.

         At this time, the Reporting Persons have no specific plan or proposal to acquire or dispose of the remaining Common Stock. Consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock (including by exercise of stock options) or dispose of any or all of the Reporting Persons' Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons or other investment considerations. The Reporting Persons have made no determination regarding a maximum or minimum number of shares of Common Stock which they may hold at any point in time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         ITEM 5(a)         See Items 11 and 13 of the applicable cover page.

CUSIP NO. 416621D 10                   13D      PAGE    8     OF    10   PAGES
         ---------------------                       --------    --------

         ITEM 5(b) See Items 7, 8, 9, and 10 of the applicable cover page. Except in certain circumstances involving withdrawal of a partner or the winding up of J.D. Ltd.'s partnership business, J.D., as managing general partner of J.D. Ltd., cannot sell, lease, transfer, assign, pledge, or encumber the Common Stock held by J.D. Ltd. without the consent of James Daleen, as limited partner of J.D. Ltd.

         ITEM 5(c) In addition to the transfer of 750,000 shares of Common Stock by J.D. Ltd. to SAIC Venture Capital Corporation on December 4, 2000, and the sale of an additional 43,000 by open marked sales pursuant to Rule 144, Mr. Daleen exercised stock options pertaining to 49,682 shares of Common Stock as follows:

                       NUMBER OF
          DATE      SHARES ACQUIRED    PRICE PER SHARE            HOW EFFECTED
          ----      ---------------    ---------------            ------------

         4/17/00        49,682              $9.63          By exercise of stock option

                           The shares described in the table above were transferred by Mr. Daleen to J.D. Ltd. on April 17, 2000.

                  Mrs. Judith Daleen, Mr. Daleen's wife, exercised stock options pertaining to 7,631 shares of Common Stock as follows:

                        NUMBER OF
           DATE      SHARES ACQUIRED     PRICE PER SHARE           HOW EFFECTED
           ----      ---------------     ---------------           ------------

         4/17/00          7,631               $9.63         By exercise of stock option

                           The shares described in the table above were transferred by Mrs. Daleen to J.D. Ltd. on April 17, 2000.

         ITEM 5(d) J.D., the managing general partner of J.D. Ltd., has the right to receive and to direct the receipt of dividends from, and proceeds from the sale of, the shares indicated in Item 11 of the applicable cover page. James Daleen as director, officer, and sole shareholder of J.D., has the right to receive and direct the receipt of dividends from, and proceeds from the sale of, the shares indicated in Item 11 of the applicable cover page. Mr. Daleen also has the right to receive proceeds from the sale of such securities as a limited partner of J.D. Ltd.

         ITEM 5(e)         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On October 30, 2000 J.D. Ltd. instructed its Broker with respect to the sale of Common Stock pursuant to a pre-planned sales schedule in accordance with the provisions of Rule 10b5-1. This schedule of sales is more fully detailed in Item 4.

         See Item 5 above for a description of the limited partnership agreement to which J.D. and Mr. Daleen are parties.

         Mr. Daleen was granted options to purchase Common Stock of the Issuer under Incentive Stock Option Agreements with the Company dated March 31, 1997, December 31, 1997, December 18, 1998,

CUSIP NO. 416621D 10                   13D      PAGE    9     OF    10   PAGES
         ---------------------                       --------    --------

         December 30, 1999, April 24, 2000, and October 20, 2000. Under these agreements, Mr. Daleen currently holds options to purchase shares of Common Stock as follows:

                  61,539 shares at $3.25 per share - expires 12/31/02 93,402 shares at $3.25 per share - expires 12/18/03 125,000 shares at $21.38 per share - expires 12/30/09 10,000 shares at $13.25 per share - expires 4/24/10 62,500 shares at $9.44 per share - expires 10/20/10

         The options vest as described in footnote 1 to Items 7, 9 and 11 of Mr. Daleen's cover page.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.     Joint Filing Agreement.

         Exhibit 2.     Limited Partnership Agreement of J.D. Investment
                        Company Limited Partnership, a Nevada Limited
                        Partnership.

         Exhibit 3.     Letter Regarding Pre-Planned Sales of Common Stock.

         Exhibit 4.     Form of Incentive Stock Option Agreement.

CUSIP NO. 416621D 10                   13D      PAGE    10    OF    10   PAGES
         ---------------------                       --------    --------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2000

                                                /s/ James Daleen
                                   ---------------------------------------------
                                                    James Daleen

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2000
                                   J.D. Management, Inc.


                                   By:             /s/ James Daleen
                                      ------------------------------------------
                                                James Daleen, President

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2000
                                   J.D. Investment Company Limited Partnership

                                   By: J.D. Management, Inc.
                                           Managing General Partner


                                   By:            /s/ James Daleen
                                       -----------------------------------------
                                                James Daleen, President

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).